SC 13D/A



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                                   Agrium Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    008916108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 26, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.  Name of Reporting Person:
     Ontario Teachers' Pension Plan Board

 2.  Check the Appropriate Box if a Member of a Group:  (a)  |_|
                                                        (b)  |_|

 3.  SEC Use Only

 4.  Source of Funds: 00-Other

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

 6.  Citizenship or Place of Organization:  Ontario, Canada

         Number of          7.  Sole Voting Power:  5,360,574
           Shares
         Beneficially       8.  Shared Voting Power:  -0-
          Owned By
            Each            9.  Sole Dispositive Power:  5,360,574
          Reporting
           Person          10.  Shared Dispositive Power:  -0-
             With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  5,360,574

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  |_|

13.  Percent of Class Represented by Amount in Row (11):  4.7%

14.  Type of Reporting Person:  EP


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D Statement dated December 29, 1997, as amended by Amendment No.1 dated April 27,1998, as amended by Amendment No.2 dated January 7, 1999, as amended by Amendment No.3 dated February 25, 1999, as amended by Amendment No.4 dated October 26, 1999, as amended by Amendment No.5 dated March 20, 2000 and as amended by Amendment No.6 dated October 18,2000 (the "Schedule 13D"), relating to the Common Stock, $.01 par value (the "Stock"), of Agrium Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock are as follows:

 SOURCE OF FUNDS                              AMOUNT OF FUNDS
 Pension Fund Assets                         121,127,368.95(1)

     (1) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock. For shares of Stock purchased on or before December 19, 1997, Canadian dollar amounts are converted to U.S. dollar amounts based on the exchange rate for December 19, 1997. For all purchases after December 19, 1997 to the date of this Amendment, the exchange rate on the date of such purchase is used.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) of Item 5 are hereby amended and restated in their entirety as follows:

     (a)-(b) At the close of business on October 26, 2000, Teachers beneficially owned 5,360,574 shares of Stock pursuant to Rule 13d-3. Pursuant to information provided by the Toronto Stock Exchange, 114,911,316 shares of Stock were outstanding as of the close of business October 26, 2000. Based on such information, the 5,360,574 shares of Stock beneficially owned by Teachers as of the close of business on October 26, 2000 represent approximately 4.7% of the shares of the Stock outstanding.

Teachers has sole voting and dispositive power over all of the 5,360,574 shares of Stock beneficially owned by it.

Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto beneficially owns any shares of the Stock, other than Andrew Jones who beneficially owns 9 shares of the Stock, which constitutes a de minimis percentage of the outstanding shares of the Stock.

     (c) Neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto effected any transactions in the shares of the Stock in the past sixty days other than the following transactions which were effected by Teachers on the Toronto Stock Exchange:

Date of Transaction      Number of      Purchase (P)        Price per
                          Shares         or Sale (S)        Share (1)
-------------------------------------------------------------------------

     10/19/00                1,300             P               $9.42

     10/20/00                 (400)            S               $9.41

     10/25/00                1,400             P               $9.72

     10/25/00                  300             P               $9.72

     10/26/00           (1,000,000)            S               $9.54



(1) Shares of the Stock were purchased and sold with Canadian dollars. The prices per share of the Stock listed reflect the U.S. dollar equivalent on the date of the transaction and are net of commissions.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 27, 2000



                                     ONTARIO TEACHERS' PENSION PLAN
                                     BOARD, an Ontario, Canada corporation


                                     By: /s/ Roger Barton
                                         -----------------------------
                                         Name:  Roger Barton
                                         Title: Vice President, General Counsel
                                                and Secretary